FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2026

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2026
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 29, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2026 (IFRS, Consolidated)
October 29, 2026

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Julie Kim, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of semi-annual securities report submission: October 29, 2026
Scheduled date of dividend payment commencement: December 1, 2026
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2026 (April 1 to September 30, 2026)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2026	2,406,997	8.4	406,739	60.4	318,688	78.2	305,716	171.6
Six-month Period Ended September 30, 2025	2,219,481	(6.9)	253,561	(27.7)	178,804	(30.1)	112,550	(39.9)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2026	305,626	171.8	107,101	(70.7)	192.53		189.52
Six-month Period Ended September 30, 2025	112,441	(40.0)	365,385	-	71.57		70.45

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2026	710.6	11.2	308
Six-month Period Ended September 30, 2025	639.2	(11.2)	279

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2026	15,271,498	7,417,176	7,416,185	48.6	4,642.52
As of March 31, 2026	15,511,506	7,430,649	7,429,441	47.9	4,702.66

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2026	—	100.00	—	100.00	200.00
For the Fiscal Year Ending March 31, 2027	—	102.00
For the Fiscal Year Ending March 31, 2027 (Projection)			—	102.00	204.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2027 (April 1, 2026 to March 31, 2027)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before tax		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,700,000	4.3%	453,000	—	270,000	—	209,000	—	131.28
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,700,000	4.3	1,190,000	1.5	482
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2027 (April 1, 2026 to March 31, 2027)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2027 (FY2026) has been revised from the management guidance announced on May 13, 2026.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2027	Low-single digit % decline	Mid-single digit % decline	Low-teens % decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2026	1,602,218,559 shares
March 31, 2026	1,591,229,109 shares

2) Number of shares of treasury stock at period end:
September 30, 2026	4,769,662 shares
March 31, 2026	11,392,279 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2026	1,587,406,791 shares
September 30, 2025	1,571,098,080 shares

▪Earnings report (Kessan Tanshin) is exempt from review conducted by certified public accountants or an audit firm.
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2026 (4) Outlook for the Fiscal Year Ending March 31, 2027" on page 11.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on October 29, 2026, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2026
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2026)

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Cost of sales	(764.7)	(798.8)	(34.0)	4.5%	(4.6)%
Selling, general and administrative expenses	(509.4)	(558.2)	(48.8)	9.6%	0.3%
Research and development expenses	(305.4)	(338.6)	(33.3)	10.9%	2.1%
Amortization and impairment losses on intangible assets associated with products	(336.8)	(218.5)	118.3	(35.1)%	(40.7)%
Other operating income	23.5	15.5	(8.1)	(34.3)%	(37.7)%
Other operating expenses	(73.1)	(101.6)	(28.5)	39.0%	25.4%
Operating profit	253.6	406.7	153.2	60.4%	45.0%
Finance income and (expenses), net	(72.1)	(88.0)	(15.9)	22.0%	15.0%
Share of loss of investments accounted for using the equity method	(2.6)	(0.0)	2.6	(99.8)%	―
Profit before tax	178.8	318.7	139.9	78.2%	59.3%
Income tax expenses	(66.3)	(13.0)	53.3	(80.4)%	(92.6)%
Net profit for the period	112.5	305.7	193.2	171.6%	148.7%
Net profit for the period attributable to owners of the Company	112.4	305.6	193.2	171.8%	148.9%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the six-month period ended September 30, 2026 was JPY 2,407.0 billion (JPY +187.5 billion and +8.4% AER, -1.0% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Revenue of our key business areas, which comprise Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines, and Neuroscience, was JPY 2,308.2 billion (JPY +191.8 billion and +9.1% AER, -0.5% CER). Revenue outside of our key business areas was JPY 98.8 billion (JPY -4.3 billion and -4.2% AER, -12.7% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	219.1	213.9	(5.2)	(2.4)%	(2.7)%
United States	1,091.9	1,130.7	38.8	3.6%	(5.4)%
Europe*2	482.1	559.8	77.7	16.1%	4.8%
Latin America	118.5	144.5	26.0	22.0%	5.6%
China	92.7	106.2	13.6	14.6%	(0.9)%
Asia (excluding Japan & China)	47.8	54.6	6.8	14.1%	7.7%
Russia/CIS	43.2	52.8	9.6	22.2%	7.8%
Other*1, 2	124.3	144.5	20.3	16.3%	4.5%
Total	2,219.5	2,407.0	187.5	8.4%	(1.0)%
*1 Other includes Canada, the Middle East, Oceania and Africa.
*2 Following the implementation of a new organizational structure, the geographical classification previously presented as “Europe and Canada” through the prior fiscal year has been revised to “Europe” from the current fiscal year, and revenue attributable to Canada is now included in “Other“. Accordingly, revenue for FY2025 H1 in the above has been reclassified to conform to the FY2026 H1 presentation.  Revenue by geographic region for FY2025 H1 previously presented under “Europe and Canada” and “Other” amounted to JPY 535.2 billion and JPY 71.2 billion, respectively.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	692.8	776.8	84.0	12.1%	2.5%
Rare Diseases	380.5	395.7	15.2	4.0%	(5.6)%
PDT	517.4	561.2	43.7	8.5%	(1.5)%
Oncology	287.8	317.0	29.2	10.1%	0.9%
Vaccines	31.7	36.6	5.0	15.7%	7.7%
Neuroscience	206.1	220.9	14.8	7.2%	(1.6)%
Other	103.1	98.8	(4.3)	(4.2)%	(12.7)%
Total	2,219.5	2,407.0	187.5	8.4%	(1.0)%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 776.8 billion (JPY +84.0 billion and +12.1% AER, +2.5% CER).
Sales of ENTYVIO (for ulcerative colitis and Crohn’s disease) were JPY 541.7 billion (JPY +62.4 billion and +13.0% AER, +2.7% CER). Sales in the U.S. were JPY 351.8 billion (JPY +32.8 billion and +10.3% AER). The increase was driven by favorable foreign exchange rates against the U.S. dollar, accompanied by growth of the subcutaneous formulation. Sales in Europe were JPY 124.9 billion (JPY +16.4 billion and +15.1% AER). The increase was due to favorable foreign exchange rates against the Euro, complemented by continued growth in patient numbers, supported by increased use of the subcutaneous formulation.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 79.9 billion (JPY +8.3 billion and +11.5% AER, +2.1% CER). The increase was primarily due to favorable foreign exchange rates, accompanied by a sales increase in the U.S. driven by stable demand.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 76.0 billion (JPY +7.1 billion and +10.3% AER, +6.2% CER). The increase was primarily due to a sales increase in China and Japan driven by stable demand, accompanied by favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Rare Diseases
In Rare Diseases, revenue was JPY 395.7 billion (JPY +15.2 billion and +4.0% AER, -5.6% CER).
Sales of LIVTENCITY (for post-transplant cytomegalovirus infection/disease) were JPY 28.8 billion (JPY +6.7 billion and +30.2% AER, +18.6% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, accompanied by favorable foreign exchange rates.
Sales of VONVENDI (for von Willebrand Disease) were JPY 15.9 billion (JPY +4.5 billion and +39.3% AER, +27.0% CER). The increase was due to the expanded indication of VONVENDI, enabling prophylactic use for adult populations, complemented by favorable foreign exchange rates.
Sales of ADZYNMA (for congenital thrombotic thrombocytopenic purpura) were JPY 8.8 billion (JPY +4.0 billion and +82.2% AER, +65.5% CER). The increase was primarily due to post-launch growth in Europe, reflecting an unmet need for treatment of an ultra-rare patient population.
PDT
In PDT, revenue was JPY 561.2 billion (JPY +43.7 billion and +8.5% AER, -1.5% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency, chronic inflammatory demyelinating polyneuropathy, and multifocal motor neuropathy, were JPY 423.8 billion (JPY +36.7 billion and +9.5% AER, -0.3% CER). Sales of CUVITRU and HYQVIA, which are subcutaneous immunoglobulin therapies, experienced double digit percentage sales growth, due to continued strong demand globally, accompanied by favorable foreign exchange rates. Sales of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, slightly increased, primarily due to favorable foreign exchange rates.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 69.1 billion (JPY +3.0 billion and +4.5% AER, -6.9% CER). The increase was primarily attributable to favorable foreign exchange rates, which was partially offset by a sales decline in the U.S.
Oncology
In Oncology, revenue was JPY 317.0 billion (JPY +29.2 billion and +10.1% AER, +0.9% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 85.5 billion (JPY +10.9 billion and +14.7% AER, +2.5% CER). The increase was primarily due to favorable foreign exchange rates, accompanied by a sales increase in Latin America driven by stable demand.
Sales of FRUZAQLA (for colorectal cancer) were JPY 33.4 billion (JPY +6.1 billion and +22.4% AER, +12.6% CER). The increase was primarily attributable to continued performance in Europe, as FRUZAQLA is addressing a need for new treatment options in metastatic colorectal cancer, and favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 63.9 billion (JPY +5.2 billion and +8.9% AER, +1.9% CER). The increase was due to favorable foreign exchange rates, accompanied by a sales increase in China, driven by volume growth following the implementation of provincial volume-based procurement.
Sales of NINLARO (for multiple myeloma) were JPY 44.1 billion (JPY +2.7 billion and +6.5% AER, -4.0% CER). The increase was primarily attributable to favorable foreign exchange rates, which was partially offset by a sales decline in the U.S.
Sales of ICLUSIG (for leukemia) were JPY 37.1 billion (JPY +2.7 billion and +7.8% AER, -2.0% CER). The increase was primarily attributable to favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 36.6 billion (JPY +5.0 billion and +15.7% AER, +7.7% CER).
Sales of QDENGA (for prevention of dengue) were JPY 26.6 billion (JPY +5.6 billion and +26.4% AER, +14.4% CER). The increase was due to post-launch growth in Latin America, as well as favorable foreign exchange rates.
Neuroscience
In Neuroscience, revenue was JPY 220.9 billion (JPY +14.8 billion and +7.2% AER, -1.6% CER).
Sales of TRINTELLIX (for major depressive disorder) were JPY 71.3 billion (JPY +14.3 billion and +25.2% AER, +15.6% CER). The increase was due to pricing favorability in the U.S. including a price increase and shifts in payer mix, lower sales in the same period of the previous year following changes in the distribution model of a major customer and favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Cost of Sales
Cost of Sales was JPY 798.8 billion (JPY +34.0 billion and +4.5% AER, -4.6% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by a lower cost ratio resulting from changes in product mix.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 558.2 billion (JPY +48.8 billion and +9.6% AER, +0.3% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Research and Development (R&D) Expenses
R&D Expenses were JPY 338.6 billion (JPY +33.3 billion and +10.9% AER, +2.1% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including arcotatug tavatecan (TAK-921), elritercept (TAK-226) and TAK-928.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 218.5 billion (JPY -118.3 billion and -35.1% AER, -40.7% CER). The decrease reflected lower amortization expenses (JPY -48.4 billion) and impairment losses (JPY -69.8 billion). The decrease in amortization expenses mainly reflected the completion of amortization of intangible assets related to VYVANSE/ELVANSE, partially offset by foreign exchange impacts from the depreciation of the Japanese yen. The decrease in impairment losses was primarily attributable to impairment charges recognized in the six-month period ended September 30, 2025, including JPY 58.2 billion related to the gamma delta T-cell therapy platform and associated oncology programs following the decision to discontinue the cell therapy research.
Other Operating Income
Other Operating Income was JPY 15.5 billion (JPY -8.1 billion and -34.3% AER, -37.7% CER). The decrease was mainly due to lower gains on the divestiture of non-core products recorded in the six-month period ended September 30, 2026.
Other Operating Expenses
Other Operating Expenses were JPY 101.6 billion (JPY +28.5 billion and +39.0% AER, +25.4% CER). The increase was primarily attributable to a JPY 52.4 billion increase in restructuring expenses, reflecting ongoing implementation of the transformation program in the six-month period ended September 30, 2026. This increase was partially offset by a decrease in expenses related to pre-launch inventories compared to the six-month period ended September 30, 2025.
Operating Profit
As a result of the above factors, Operating Profit was JPY 406.7 billion (JPY +153.2 billion and +60.4% AER, +45.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 88.0 billion (JPY +15.9 billion and +22.0% AER, +15.0% CER). The increase was mainly attributable to higher interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025, and the lease liability associated with the building lease in Cambridge, Massachusetts, as well as losses on the investments in convertible notes in the six-month period ended September 30, 2026.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.0 billion (JPY -2.6 billion and -99.8% AER).
Profit Before Tax
As a result of the above factors, Profit Before Tax was JPY 318.7 billion (JPY +139.9 billion and +78.2% AER, +59.3% CER).
Income Tax Expenses
Income Tax Expenses were JPY 13.0 billion (JPY -53.3 billion and -80.4% AER, -92.6% CER). The decrease was primarily attributable to deferred tax benefits recognized in the six-month period ended September 30, 2026, reflecting a reassessment of the recoverability of deferred tax assets related to deductible temporary differences, as well as deferred tax benefits arising from capital losses generated through the restructuring of a subsidiary. This decrease was partially offset by increased tax expense due to higher pretax earnings.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 305.7 billion (JPY +193.2 billion and +171.6% AER, +148.7% CER) and Net Profit for the Period attributable to owners of the Company was JPY 305.6 billion (JPY +193.2 billion and +171.8% AER, +148.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to September 30, 2026)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Core operating profit	639.2	710.6	71.4	11.2%	0.7%
Core net profit for the period	438.7	489.7	51.0	11.6%	(0.2)%
Core net profit for the period attributable to owners of the Company	438.6	489.6	51.0	11.6%	(0.2)%
Core EPS (yen)	279	308	29	10.5%	(1.2)%

Core Revenue
Core Revenue for the six-month period ended September 30, 2026 was JPY 2,407.0 billion (JPY +187.5 billion and +8.4% AER, -1.0% CER). The increase compared to the same period of the previous fiscal year was primarily attributable to foreign exchange impacts from the depreciation of the Japanese yen.
Excluding the foreign exchange impacts, Core Revenue slightly declined, as broadly flat Core In-line Brands*1 and steady growth of New Launches*2 were more than offset by a decline in revenue from loss of exclusivity-impacted and mature products.
*1 Core In-line Brands refers to select products launched 6 or more years ago that generate over JPY 100.0 billion in annual revenue and are actively promoted (ENTYVIO, GATTEX/REVESTIVE, TAKECAB/VOCINTI, TAKHZYRO, immunoglobulin products, albumin products, ADCETRIS). In the six-month period ended September 30, 2026, these products represented 58% of Core Revenue and grew by 0.5% at CER.
*2 New Launches refers to select products launched within past 5 years (EOHILIA, LIVTENCITY, ADZYNMA, FRUZAQLA, QDENGA) and recently approved products ORZEYFUL and MIMRYLO. In the six-month period ended September 30, 2026, these products represented 4% of Core Revenue and grew by 17.3% at CER.
Core Operating Profit
Core Operating Profit was JPY 710.6 billion (JPY +71.4 billion and +11.2% AER, +0.7% CER). The components of Core Operating Profit are as follows:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core revenue	2,219.5	2,407.0	187.5	8.4%	(1.0)%
Core cost of sales	(765.2)	(799.4)	(34.3)	4.5%	(4.6)%
Core selling, general and administrative (SG&A) expenses	(509.7)	(558.4)	(48.7)	9.6%	0.2%
Core research and development (R&D) expenses	(305.5)	(338.6)	(33.2)	10.9%	2.1%
Core operating profit	639.2	710.6	71.4	11.2%	0.7%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 799.4 billion (JPY +34.3 billion and +4.5% AER, -4.6% CER). The increase was primarily due to foreign exchange impacts from the depreciation of the Japanese yen partially offset by a lower cost ratio resulting from changes in product mix.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 558.4 billion (JPY +48.7 billion and +9.6% AER, +0.2% CER). The increase was mainly due to foreign exchange impacts from the depreciation of the Japanese yen.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 338.6 billion (JPY +33.2 billion and +10.9% AER, +2.1% CER). The increase was mainly attributable to foreign exchange impacts from the depreciation of the Japanese yen and increased expenses related to late-stage pipeline programs, including arcotatug tavatecan (TAK-921), elritercept (TAK-226) and TAK-928.

Core Net Profit for the Period
Core Net Profit for the Period was JPY 489.7 billion (JPY +51.0 billion and +11.6% AER, -0.2% CER) and Core Net Profit for the Period attributable to owners of the Company was JPY 489.6 billion (JPY +51.0 billion and +11.6% AER, -0.2% CER). Core Net Profit for the Period is calculated from Core Operating Profit as follows:

	Billion JPY or percentage
	FY2025 H1	FY2026 H1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	639.2	710.6	71.4	11.2%	0.7%
Core finance income and (expenses), net	(67.1)	(79.8)	(12.6)	18.8%	12.1%
Core share of profit (loss) of investments accounted for using the equity method	(0.6)	(0.0)	0.6	(99.2)%	―
Core profit before tax	571.5	630.8	59.3	10.4%	(0.5)%
Core income tax expenses	(132.8)	(141.1)	(8.3)	6.3%	(1.5)%
Core net profit for the period	438.7	489.7	51.0	11.6%	(0.2)%
Core net profit for the period attributable to owners of the Company	438.6	489.6	51.0	11.6%	(0.2)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 79.8 billion (JPY +12.6 billion and +18.8% AER, +12.1% CER). The increase was mainly attributable to higher interest expense relating to the unsecured U.S. dollar-denominated senior guaranteed notes issued on July 2, 2025, and the lease liability recognized in August 2026 associated with the building lease in Cambridge, Massachusetts.
Core Share of Loss of Investments Accounted for Using the Equity Method
Core Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.0 billion (JPY -0.6 billion and -99.2% AER).
Core Profit Before Tax
Core Profit Before Tax was JPY 630.8 billion (JPY +59.3 billion and +10.4% AER, -0.5% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 141.1 billion (JPY +8.3 billion and +6.3% AER, -1.5% CER). The increase was primarily attributable to higher Core pretax earnings in the six-month period ended September 30, 2026.
Core EPS
Core EPS was JPY 308 (JPY +29 and +10.5% AER, -1.2% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2026	September 30, 2026
Total Assets	15,511.5	15,271.5	(240.0)
Total Liabilities	8,080.9	7,854.3	(226.5)
Total Equity	7,430.6	7,417.2	(13.5)
Assets
Total Assets as of September 30, 2026 were JPY 15,271.5 billion (JPY -240.0 billion). Intangible Assets decreased (JPY -201.3 billion), mainly due to amortization, accompanied by the effect of foreign currency translation. Goodwill decreased (JPY -124.5 billion), primarily due to the effect of foreign currency translation. In addition, Cash and Cash Equivalents decreased (JPY -176.5 billion). These decreases were partially offset by the increase of Property, Plant and Equipment (JPY +161.3 billion), mainly due to an increase in right-of-use assets associated with the building lease in Cambridge, Massachusetts.

Liabilities
Total Liabilities as of September 30, 2026 were JPY 7,854.3 billion (JPY -226.5 billion). Total Bonds and Loans were JPY 4,575.6 billion*, which decreased (JPY -306.2 billion), mainly due to the redemption of USD 1,500 million unsecured U.S. dollar-denominated senior notes during the six-month period ended September 30, 2026. The decrease was partially offset by the increase of total Other Financial Liabilities (JPY +193.0 billion), mainly due to an increase in the lease liability associated with the building lease in Cambridge, Massachusetts.

* The carrying amount of Bonds was JPY 4,350.6 billion and that of Loans was JPY 225.0 billion as of September 30, 2026. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	80.0
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	533.5
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	274.0
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,093.0
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	638.9
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.7
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.7
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	466.0
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	373.3
Total			4,350.6

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Loans:

Name of Loan	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2023 ~ March 2026	March 2029 ~ March 2034	185.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Total			225.0

On September 23, 2026, Takeda redeemed USD 1,500 million of unsecured U.S. dollar-denominated senior notes issued in September 2016 on their maturity date.
*Amounts presented in the above explanation for Bonds are based on the principal amount.
Equity
Total Equity as of September 30, 2026 was JPY 7,417.2 billion (JPY -13.5 billion). The decrease of Other Components of Equity (JPY -197.6 billion) was mainly due to a change in currency translation adjustments reflecting the appreciation of the Japanese yen. This decrease was partially offset by the increase in Retained Earnings (JPY +146.9 billion), driven by the increase of JPY 305.6 billion from Net Profit for the Period, offset by the decrease of JPY 158.2 billion related to dividend payments.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	FY2025 H1	FY2026 H1	Change
Net cash from operating activities	593.7	431.9	(161.8)
Net cash used in investing activities	(81.3)	(108.8)	(27.4)
Net cash used in financing activities	(226.9)	(491.4)	(264.5)
Net increase (decrease) in cash and cash equivalents	285.4	(168.3)	(453.7)
Cash and cash equivalents at the beginning of the year	385.1	595.1	209.9
Effects of exchange rate changes on cash and cash equivalents	10.9	(8.3)	(19.2)
Cash and cash equivalents at the end of the period	681.5	418.5	(263.0)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 431.9 billion (JPY -161.8 billion). The decrease was mainly due to changes in working capital primarily resulting from an increase in Trade and Other Receivables, and net cash outflows from Settlement of Forward Exchange Contracts, Net during the six-month period ended September 30, 2026. The decrease was partially offset by favorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 108.8 billion (JPY +27.4 billion). The increase was mainly due to an increase in cash used in Acquisition of Intangible Assets and Acquisition of Property, Plant and Equipment. The increase was partially offset by an increase in Proceeds from Sales and Redemption of Investments.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 491.4 billion (JPY +264.5 billion). The increase was mainly due to cash outflows from Repayment of Bonds and Long-term Loans during the six-month period ended September 30, 2026, compared with net cash inflows from the issuance and repayments of bonds and loans during the six-month period ended September 30, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(4) Outlook for the Fiscal Year Ending March 31, 2027
The full year consolidated forecast for the fiscal year ending March 31, 2027 (FY2026) has been revised from the forecast announced on May 13, 2026.
Consolidated Forecast for the Fiscal Year Ending March 31, 2027 (FY2026)

			Billion JPY or percentage
	Original Forecast (May 13, 2026)	Revised Forecast (October 29, 2026)	JPY Change	% Change
Revenue	4,640.0	4,700.0	60.0	1.3%
Operating profit	420.0	453.0	33.0	7.9%
Profit before tax	252.0	270.0	18.0	7.1%
Net profit for the year (attributable to owners of the Company)	166.0	209.0	43.0	25.9%
EPS (JPY)	104.26	131.28	27.02	25.9%
Core revenue*	4,640.0	4,700.0	60.0	1.3%
Core operating profit*	1,160.0	1,190.0	30.0	2.6%
Core EPS (JPY)*	472	482	10	2.1%
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

[Revenue]
Takeda expects FY2026 revenue to be JPY 4,700.0 billion, an increase of JPY 60.0 billion, or 1.3%, from the original forecast. The increase in revenue mainly reflects foreign exchange benefits.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.
[Operating Profit]
Operating Profit is expected to increase by JPY 33.0 billion, or 7.9%, to JPY 453.0 billion, primarily attributable to higher revenue. This increase is partially offset by an expected increase in operating expenses due to foreign exchange rates and accelerated investment supporting new product launches, mainly for zasocitinib.
Core Operating Profit is expected to be JPY 1,190.0 billion, an increase of JPY 30.0 billion, or 2.6%, from the original forecast.
[Net profit for the Year (attributable to owners of the Company)]
Net profit for the Year (attributable to owners of the Company) is expected to be JPY 209.0 billion, an increase of JPY 43.0 billion, or 25.9%, from the original forecast. Profit Before Tax is expected to increase by JPY 18.0 billion, or 7.1%, to JPY 270.0 billion, reflecting an increase in net finance expenses, partially offsetting the increase in Operating Profit. While Profit Before Tax is expected to increase, tax expense is anticipated to decrease from the original forecast mainly from the reassessment of the recoverability of deferred tax assets, resulting in an assumed effective tax rate of approximately 23%.
Reported EPS is expected to be JPY 131.28, an increase of JPY 27.02, or 25.9%, and Core EPS is expected to be JPY 482, an increase of JPY 10, or 2.1%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Major assumptions used in preparing the FY2026 Forecast

		Billion JPY or percentage
	Original Forecast (May 13, 2026)	Revised Forecast (October 29, 2026)
FX rates	Full Year	Full Year	H2
USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	156 JPY 182 JPY 2.0 JPY 22.4 JPY 29.5 JPY	158 JPY 182 JPY 2.0 JPY 23.5 JPY 30.7 JPY	157 JPY 180 JPY 1.9 JPY 23.4 JPY 30.2 JPY
Cost of sales	(1,625.0)	(1,617.0)
SG&A expenses	(1,093.0)	(1,141.0)
R&D expenses	(762.0)	(752.0)
Amortization of intangible assets associated with products	(413.5)	(409.0)
Impairment of intangible assets associated with products*2	(100.0)	(100.0)
Other operating income	2.5	16.0
Other operating expenses*3	(229.0)	(244.0)
Finance income and (expenses), net	(170.0)	(184.0)
Adjusted free cash flow*1	650.0 to 750.0	700.0 to 800.0
Capital expenditures (cash flow base)	(330.0) to (380.0)	(330.0) to (380.0)
Depreciation and amortization (excluding intangible assets associated with products)	(235.0)	(235.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)*1	Low 10s%	Low 10s%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
*2 Includes in-process R&D.
*3 Includes restructuring expenses of JPY160.0 billion in Revised Forecast, primarily related to the transformation program, compared with the Original Forecast of JPY 170.0 billion.

Management Guidance for the Fiscal Year Ending March 31, 2027 (FY2026)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2027 (FY2026) has been revised from the management guidance announced on May 13, 2026.

CER % Change*
	Original Management Guidance (May 13, 2026)	Revised Management Guidance (October 29, 2026)
Core revenue	Low-single digit % decline	Low-single digit % decline
Core operating profit	5% to 8% decline	Mid-single digit % decline
Core EPS	Mid-teens % decline	Low-teens % decline
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. See “Important Notice—Forward-Looking Statements” in the Financial Appendix, including the documents mentioned therein. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(5) Interim Dividend for Fiscal 2026
Takeda maintains its annual dividend projection of JPY 204 per share.
For the six-month period ended September 30, 2026, Takeda's Board of Directors approved the payment of an interim dividend of JPY 102 per share. The dividend will be paid from December 1, 2026.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2025	2026
Revenue	2,219,481	2,406,997
Cost of sales	(764,736)	(798,769)
Selling, general and administrative expenses	(509,436)	(558,227)
Research and development expenses	(305,373)	(338,624)
Amortization and impairment losses on intangible assets associated with products	(336,793)	(218,516)
Other operating income	23,519	15,463
Other operating expenses	(73,101)	(101,585)
Operating profit	253,561	406,739
Finance income	118,154	39,177
Finance expenses	(190,296)	(127,224)
Share of loss of investments accounted for using the equity method	(2,615)	(4)
Profit before tax	178,804	318,688
Income tax expenses	(66,254)	(12,972)
Net profit for the period	112,550	305,716
Attributable to:
Owners of the Company	112,441	305,626
Non-controlling interests	108	89
Net profit for the period	112,550	305,716
Earnings per share (JPY)
Basic earnings per share	71.57	192.53
Diluted earnings per share	70.45	189.52

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Net profit for the period	112,550	305,716
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	27,311	(8,867)
Remeasurement of defined benefit pension plans	757	3,140
	28,067	(5,727)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	204,959	(189,760)
Cash flow hedges	16,611	(6,937)
Hedging cost	3,458	3,919
Share of other comprehensive loss of investments accounted for using the equity method	(260)	(110)
	224,768	(192,888)
Other comprehensive income (loss) for the period, net of tax	252,835	(198,615)
Total comprehensive income for the period	365,385	107,101
Attributable to:
Owners of the Company	365,288	107,076
Non-controlling interests	97	25
Total comprehensive income for the period	365,385	107,101

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2026	As of September 30, 2026
ASSETS
Non-current assets:
Property, plant and equipment	2,120,639	2,281,914
Goodwill	5,809,010	5,684,518
Intangible assets	3,419,348	3,218,033
Investments accounted for using the equity method	8,796	8,617
Other financial assets	439,941	399,638
Other non-current assets	77,010	74,100
Deferred tax assets	546,260	607,522
Total non-current assets	12,421,004	12,274,342
Current assets:
Inventories	1,396,620	1,441,087
Trade and other receivables	844,312	872,682
Other financial assets	41,888	35,868
Income taxes receivable	32,036	37,563
Other current assets	162,638	178,077
Cash and cash equivalents	595,054	418,533
Assets held for sale	17,955	13,346
Total current assets	3,090,503	2,997,156
Total assets	15,511,506	15,271,498

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)

	JPY (millions)
	As of March 31, 2026	As of September 30, 2026
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,369,681	4,174,676
Other financial liabilities	571,248	781,767
Net defined benefit liabilities	143,683	132,188
Provisions	37,550	34,378
Other non-current liabilities	99,818	103,476
Deferred tax liabilities	26,804	24,287
Total non-current liabilities	5,248,784	5,250,773
Current liabilities:
Bonds and loans	512,157	400,974
Trade and other payables	491,345	486,196
Other financial liabilities	141,220	123,713
Income taxes payable	97,880	117,080
Provisions	998,501	962,143
Other current liabilities	590,152	512,675
Liabilities held for sale	818	769
Total current liabilities	2,832,074	2,603,549
Total liabilities	8,080,858	7,854,322
EQUITY
Share capital	1,695,277	1,722,947
Share premium	1,776,352	1,758,304
Treasury shares	(49,128)	(20,913)
Retained earnings	712,381	859,247
Other components of equity	3,297,407	3,099,816
Other comprehensive income associated with assets held for sale	(2,848)	(3,216)
Equity attributable to owners of the Company	7,429,441	7,416,185
Non-controlling interests	1,208	991
Total equity	7,430,649	7,417,176
Total liabilities and equity	15,511,506	15,271,498

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2025 (From April 1 to September 30, 2025)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period				112,441
Other comprehensive income (loss)					204,710	27,311
Comprehensive income (loss) for the period	—	—	—	112,441	204,710	27,311
Transactions with owners:
Issuance of new shares	74	74
Acquisition of treasury shares		(20)	(51,610)
Dividends				(154,411)
Transfers from other components of equity				3,042		(2,285)
Share-based compensation		36,219
Exercise of share-based awards		(77,301)	77,301
Transfer to other comprehensive income associated with assets held for sale					3,595
Total transactions with owners	74	(41,028)	25,691	(151,369)	3,595	(2,285)
As of September 30, 2025	1,694,759	1,734,685	(49,124)	1,148,658	2,628,283	29,782

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the period				—		112,441	108	112,550
Other comprehensive income (loss)	16,611	3,458	757	252,847		252,847	(11)	252,835
Comprehensive income (loss) for the period	16,611	3,458	757	252,847	—	365,288	97	365,385
Transactions with owners:
Issuance of new shares				—		148		148
Acquisition of treasury shares				—		(51,630)		(51,630)
Dividends				—		(154,411)		(154,411)
Transfers from other components of equity			(757)	(3,042)		—		—
Share-based compensation				—		36,219		36,219
Exercise of share-based awards				—		—		—
Transfer to other comprehensive income associated with assets held for sale				3,595	(3,595)	—		—
Total transactions with owners	—	—	(757)	553	(3,595)	(169,674)	—	(169,674)
As of September 30, 2025	(48,241)	(4,509)	—	2,605,315	(3,595)	7,130,697	992	7,131,690

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
Six-month period ended September 30, 2026 (From April 1 to September 30, 2026)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2026	1,695,277	1,776,352	(49,128)	712,381	3,326,132	11,986
Net profit for the period				305,626
Other comprehensive income (loss)					(198,399)	(8,867)
Comprehensive income (loss) for the period	—	—	—	305,626	(198,399)	(8,867)
Transactions with owners:
Issuance of new shares	27,669	27,669
Acquisition of treasury shares			(1,014)
Dividends				(158,169)
Transfers from other components of equity				(591)		3,731
Share-based compensation		37,956
Exercise of share-based awards		(83,673)	29,229
Transfer to other comprehensive income associated with assets held for sale					8,961
Total transactions with owners	27,669	(18,047)	28,215	(158,760)	8,961	3,731
As of September 30, 2026	1,722,947	1,758,304	(20,913)	859,247	3,136,695	6,851

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			Non- controlling interests	Total equity
As of April 1, 2026	(35,903)	(4,808)	—	3,297,407	(2,848)	7,429,441	1,208	7,430,649
Net profit for the period				—		305,626	89	305,716
Other comprehensive income (loss)	(6,937)	3,919	3,140	(207,143)	8,593	(198,550)	(64)	(198,615)
Comprehensive income (loss) for the period	(6,937)	3,919	3,140	(207,143)	8,593	107,076	25	107,101
Transactions with owners:
Issuance of new shares				—		55,339		55,339
Acquisition of treasury shares				—		(1,014)		(1,014)
Dividends				—		(158,169)	(242)	(158,411)
Transfers from other components of equity			(3,140)	591		—		—
Share-based compensation				—		37,956		37,956
Exercise of share-based awards				—		(54,444)		(54,444)
Transfer to other comprehensive income associated with assets held for sale				8,961	(8,961)	—		—
Total transactions with owners	—	—	(3,140)	9,553	(8,961)	(120,332)	(242)	(120,574)
As of September 30, 2026	(42,840)	(889)	—	3,099,816	(3,216)	7,416,185	991	7,417,176

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Cash flows from operating activities:
Net profit for the period	112,550	305,716
Depreciation and amortization	366,618	327,473
Impairment losses	87,143	30,855
Equity-settled share-based compensation	35,262	37,593
Loss on sales and disposal of property, plant and equipment	916	759
Loss (gain) on divestment of business and subsidiaries	(17,929)	2,074
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	989	30
Finance (income) and expenses, net	72,142	88,047
Share of loss of investments accounted for using the equity method	2,615	4
Income tax expenses	66,254	12,972
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	38,286	(30,320)
Increase in inventories	(42,031)	(75,653)
Decrease in trade and other payables	(11,242)	(13,636)
Increase (decrease) in provisions	8,533	(21,707)
Decrease in other financial liabilities	(5,309)	(28,569)
Settlement of forward exchange contracts, net	75,364	(16,126)
Other, net	(110,154)	(114,298)
Cash generated from operations	680,006	505,215
Income taxes paid	(91,891)	(77,247)
Tax refunds and interest on tax refunds received	5,535	3,923
Net cash from operating activities	593,651	431,890
Cash flows from investing activities:
Interest received	7,726	9,222
Dividends received	584	233
Acquisition of property, plant and equipment	(88,008)	(98,501)
Proceeds from sales of property, plant and equipment	6,385	1,459
Acquisition of intangible assets	(39,885)	(60,457)
Acquisition of investments	(229)	(1,122)
Proceeds from sales and redemption of investments	4,010	17,402
Acquisition of shares in associates	(623)	(200)
Proceeds from sales of shares in associates	686	—
Proceeds from sales of business, net of cash and cash equivalents divested	29,645	22,736
Settlement of forward exchange contracts designated as net investment hedges, net	(1,536)	—
Other, net	(82)	453
Net cash used in investing activities	(81,326)	(108,774)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2025	2026
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(341,780)	—
Proceeds from issuance of bonds and long-term loans	526,060	—
Repayments of bonds and long-term loans	(125,385)	(239,624)
Acquisition of treasury shares	(51,603)	(1,007)
Interest paid	(52,296)	(66,447)
Dividends paid	(154,082)	(157,865)
Repayments of lease liabilities	(22,318)	(21,685)
Other, net	(5,476)	(4,742)
Net cash used in financing activities	(226,881)	(491,370)
Net increase (decrease) in cash and cash equivalents	285,444	(168,254)
Cash and cash equivalents at the beginning of the year	385,113	595,054
Effects of exchange rate changes on cash and cash equivalents	10,929	(8,267)
Cash and cash equivalents at the end of the period	681,486	418,533

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2026 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2026.
Takeda calculated income tax expenses for the six-month period ended September 30, 2026, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Subsequent Events)
Not applicable.